SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                              _________________


                                  FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934






                 For the fiscal year ended December 31, 1993






                            TEXAS GAS THRIFT PLAN




                      Texas Gas Transmission Corporation
                            3800 Frederica Street
                          Owensboro, Kentucky  42301
                           (Full Title of the Plan)




                            Transco Energy Company
                           2800 Post Oak Boulevard
                            Houston, Texas  77056
                      (Name of Issuer of the Securities
                          Held Pursuant to the Plan)

                            TEXAS GAS THRIFT PLAN

                                    INDEX




Report of Independent Public Accountants

Statement of Net Assets Available for Plan Benefits as of December 31, 1993 and 1992

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1993

Notes to Financial Statements

Exhibit I - Statement of Changes in Net Assets Available for Plan Benefits by Option for the Year Ended December 31, 1993

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1993

Schedule II - Schedule of Reportable Transactions - Series of Transactions for the Year Ended December 31, 1993

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Texas Gas Thrift Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Texas Gas Thrift Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements and schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant esti-mates made by the plan administrator, as well as evaluating the overall finan-cial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Texas Gas Thrift Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic finan-cial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1993 and reportable transactions for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN & CO.

Houston, TX
June 27, 1994

                            TEXAS GAS THRIFT PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                         December 31,
                                                       1993         1992
ASSETS:
  Fixed Income Fund:
    U.S. Government Reserve Fund                   $ 4,946,918  $ 2,125,507
    Guaranteed Investment Contracts:
      John Hancock                                   5,673,360    5,284,927
      Provident National                             4,608,543    8,483,492
      Metropolitan Life                              4,201,369    3,871,514
      Commonwealth Life                                   -       5,001,138
      Other                                          5,414,529          350

        Total Fixed Income Fund                     24,844,719   24,766,928

  Magellan Equity Fund                              15,850,917   12,976,907

  Puritan Stock and Bond Fund                        9,297,236    7,324,271

  Retirement Government Money Market Fund              321,279      145,600

  Fidelity Contrafund                                1,922,873         -

  Fidelity OTC Fund                                    690,805         -

  Investment in common stock of
    Transco Energy Company                           5,940,169    5,366,564

  Loans receivable from participants                   840,089      541,254

  Cash                                                  27,743       41,328

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $59,735,830  $51,162,852












  The accompanying notes are an integral part of these financial statements.

                            TEXAS GAS THRIFT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                         YEAR ENDED DECEMBER 31, 1993

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  BEGINNING OF PERIOD                                           $51,162,852

NET INVESTMENT INCOME:
  Dividends                                                       3,084,967
  Interest on investments                                         1,871,896
  Interest on participant loans                                      44,747
  Gain on sale of investments, net                                  360,013
                                                                  5,361,623

NET UNREALIZED APPRECIATION OF INVESTMENTS                        1,650,749

CONTRIBUTIONS:
  Employees                                                       3,048,430
  Employer                                                        1,851,370
                                                                  4,899,800

PARTICIPANT WITHDRAWALS                                          (3,339,194)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS            8,572,978

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF PERIOD                                                 $59,735,830





















  The accompanying notes are an integral part of these financial statements.

                            TEXAS GAS THRIFT PLAN

                        NOTES TO FINANCIAL STATEMENTS




1.  DESCRIPTION OF THE PLAN

    General

    The Texas Gas Thrift Plan (the Plan) was adopted effective August 1, 1962, and has been amended and restated various times since its establishment. Participation in the Plan is available to each employee of Texas Gas Transmission Corporation (the Company) who (a) has completed at least six months of service, (b) is not a member of or represented by a collective bargaining unit, unless eligibility is required by the terms of any collective bargaining agreement, and (c) is not a nonresident alien. At December 31, 1993 and 1992, there were 1,220 and 1,179 past and current employees, respectively, participating in the Plan.

    The Company is a wholly owned subsidiary of Transco Gas Company, which is wholly owned by Transco Energy Company (Transco). Prior to its acquisi-tion by Transco on April 3, 1989, the Company was a wholly owned sub-sidiary of CSX Energy Corporation, which was a wholly owned subsidiary of CSX Corporation (CSX).

    Liberty National Bank and Trust Company (the Plan Trustee) is the trustee for the Plan. The powers, duties and obligations of the Plan Trustee are as set forth in the trust agreement between the Company and the Plan Trustee dated January 1, 1984. Effective June 1, 1993, the Plan Trustee named Fidelity Institutional Retirement Services Company (FIRSCO) as its agent for the holding of investments and the execution of transactions in the Transco Common Stock Fund. FIRSCO had previously been appointed the Plan Trustee's agent for all other investment options.

    The Company adopted the sixth amendment to the Plan effective March 1, 1993. This amendment added two investment options available to the par-ticipants of the Plan. These new investment options are the Fidelity Contrafund and the Fidelity OTC Fund (see description of investment op-tions below).

    Investment Programs

    The following descriptions relate to the investment options available to Plan participants as of December 31, 1993:

         Fixed Income Fund          - Funds are invested in bonds, debentures,
                                      notes or other evidences of indebtedness and any other property with a fixed rate of return, including guaranteed invest-ment contracts (the Fixed Income Fund). As of January 6, 1994, all funds in-vested in guaranteed investment con-tracts that mature on or after December

                                      31, 1993 and all subsequent contri-
                                      butions to the Fixed Income Fund will be transferred or invested into Fidelity's Managed Income Portfolio II.

         Magellan Equity Fund       - Funds are invested in growth-oriented
                                      securities such as common stocks and
                                      securities convertible into common stock and mutual funds invested primarily in common stock (the Magellan Fund).

         Puritan Stock and Bond
         Fund                       - Funds are invested in a diversified
                                      portfolio, including common stocks,
                                      preferred stocks, bonds, debentures,
                                      mortgages or other evidences of in-
                                      debtedness or ownership, common trust
                                      funds or mutual funds (the Puritan
                                      Fund).

         Retirement Government
         Money Market Fund          - Funds are invested in obligations issued
                                      or guaranteed by the U.S. Government.

         Fidelity Contrafund        - Funds are invested in common stocks and
                                      securities convertible into common stock of companies believed to be out of favor or undervalued.

         Fidelity OTC Fund          - Funds are invested in common stocks,
                                      preferred stocks, securities convert-
                                      ible into common stocks and debt
                                      securities on the over-the-counter (OTC) securities market.

         Transco Common Stock Fund  - Funds are invested in Transco common stock.


    Contributions and Vesting

    Effective July 1, 1992, each participant may contribute up to a maximum of 11 percent of gross salary in the pre-tax or after-tax options or in some combination thereof with the option of investing in any of the investment alternatives. If the participant elects to invest in two or more funds, the contribution allocated to each fund must be designated in whole per-centages and must be 10 percent or greater of participant total contribu-tions. Participants may, subject to certain limitations, change the per-centage of contributions invested in each fund or transfer any or all of their account balances between funds.

    The employer's contributions are equal to 75 percent of participant con-tributions up to a maximum of 6 percent of gross salary. Effective July 1, 1992, the employer's contributions become fully vested to participants immediately upon entry into the Plan.


    Loans

    Effective July 1, 1992, active employee participants became eligible to obtain loans from their accounts. Participants may borrow from $1,000 to a maximum amount of the lesser of 50% of the market value of their entire account or $50,000, reduced by the highest loan balance outstanding during the twelve-month period preceding the date of the loan. Loans are limited to two loans per calendar year (Plan year) with no more than two loans outstanding at any one time. The term of the loan may be for any number of consecutive six-month periods up to a maximum of five years. All loans must be repaid within 30 days of any termination of employment or will be considered in default and taxable to the participant. An interest rate of the prime rate as quoted in the Wall Street Journal plus one percent is charged on all loans. Repayment of the principal and interest of a loan is invested according to the participant's then current investment elections.


    Administration

    The Plan is administered by the Thrift Plan Committee (the Committee) consisting of not less than three employees of the Company. The members of the Committee are appointed by and may be removed by the Company's board of directors. The members of the Committee and their alternates receive no compensation for their services as such but are paid by the Company or by Transco as its employees.


    Withdrawals and Terminations

    Withdrawals from the Plan consist of four different types: partial with-drawals, voluntary withdrawals, hardship withdrawals and membership or Plan termination.

    A partial withdrawal is a withdrawal of funds from after-tax participant contributions which can be made only after 12 months or more of participa-tion in the Plan. Partial withdrawals may not be made more often than two times in any Plan year.

    A voluntary withdrawal is a distribution of the Company account through June 30, 1992, including earnings, plus the value of all after-tax employee contributions. Company contributions made after July 1, 1992, may not be withdrawn except at retirement or other termination of employ-ment. Participants are eligible to resume participation in the Plan on the first day of the calendar quarter which is at least one year after the date of the voluntary withdrawal.

    A hardship withdrawal consists of pre-tax participant contributions only and are available only to active employee participants who meet certain requirements. Participants eligible for a loan or other distribution from the Plan are not eligible to make a hardship withdrawal. IRS regulations prohibit participants from making contributions to the Plan for 12 months from the date of the hardship withdrawal.

    Membership in the Plan must be terminated in case of death. Retirement, disability or other termination of employment are situations where member-ship must be terminated if the participant's balance is $3,500 or less. Balances exceeding $3,500 must be withdrawn no later than the close of the quarter during which the participant reaches the age of 65. Should the participant leave his balance in the Plan, contributions are no longer permitted and withdrawal provisions are the same as for active employee participants.

    In the event of termination of the Plan, the Plan and the trust shall be continued until such time as all equity has been fully distributed, at which time the Plan and the trust shall be terminated.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The financial statements of the Plan are presented on the accrual basis of accounting. A separate account is maintained for each participant which reflects the balance of investments and cash credited thereto, net of withdrawals.


    Asset Valuation

    The assets of the Plan are recorded at market value in participant accounts and for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of Plan assets and withdrawals of securities in kind and unrealized appreciation (depreciation) of Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the year.


    Dividends and Interest Income

    For participant record keeping purposes, cash dividends on Transco common stock are credited to participant accounts when received by FIRSCO. Interest and dividends on the Fixed Income, Magellan, Puritan, Retirement Government Money Market, Fidelity Contrafund and Fidelity OTC Funds are credited to participant accounts when received by FIRSCO.


    Expenses

    All brokerage commissions, registration charges and certain other administrative expenses incurred by the Plan are paid by the Company.

3.  FEDERAL INCOME TAX

    The Plan obtained its latest determination letter on May 8, 1991, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Due to Plan amendments since receiving the determination letter, the Company filed an application on June 27, 1994, for a new determination letter from the IRS to ensure compliance with applicable requirements of the Internal Revenue Code. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1993 and 1992.


4.  AMENDMENT AND TERMINATION

    The Company has reserved the right to amend, modify or terminate the Plan or the trust at any time. No amendment, change or modification of the Plan or the trust agreement may be made which will deprive participants of their benefits under the Plan, alter the basic purpose of the Plan or give the Company any rights in funds contributed to or in assets held by the Plan's Trustee, without the consent of the participants, or which will alter the duties or liabilities of the Plan's Trustee without the Plan's Trustee's consent. The Company intends to continue the Plan indefinitely.

                                                                                                  EXHIBIT I
                                                                                                Page 1 of 2
                                           TEXAS GAS THRIFT PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY OPTION

                                   FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                 Puritan      Transco
                                       Fixed        Magellan    Stock and   Energy Company    Participant
                                    Income Fund   Equity Fund   Bond Fund    Common Stock        Loans
                                        (1)           (2)          (3)            (4)             (5)
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF PERIOD     $24,766,928   $12,976,907  $7,324,271     $5,407,892        $541,254

NET INVESTMENT INCOME:
  Dividends                                -        1,489,893   1,147,890        232,988            -
  Interest on investments             1,871,896          -           -              -               -
  Interest on participant loans           8,939        12,223       8,023         10,982            -
  Gain (loss) on sale of
    investments, net                       -          190,637     100,936         66,918            -
      Total Investment Income         1,880,835     1,692,753   1,256,849        310,888            -

UNREALIZED APPRECIATION
(DEPRECIATION) OF INVESTMENTS              -        1,454,327     396,621       (212,854)           -

CONTRIBUTIONS
  Employees                             582,783       920,054     508,306        676,519            -
  Employer                              360,577       561,690     316,267        407,144            -
    Total Contributions                 943,360     1,481,744     824,573      1,083,663            -

PARTICIPANT WITHDRAWALS              (2,028,256)     (409,152)   (643,784)      (203,762)           -

INTERFUND TRANSFERS, net               (718,148)   (1,345,662)    138,706       (417,915)        298,835

NET INCREASE IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS              77,791     2,874,010   1,972,965        560,020         298,835

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF PERIOD           $24,844,719   $15,850,917  $9,297,236     $5,967,912        $840,089









                  This exhibit is an integral part of the attached financial statements.

                                                                                               EXHIBIT I
                                                                                             Page 2 of 2
                                         TEXAS GAS THRIFT PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY OPTION

                                  FOR THE YEAR ENDED DECEMBER 31, 1993


                                                 Retirement
                                                 Government
                                                Money Market     Fidelity      Fidelity
                                                   Fund         Contrafund     OTC Fund       Total
                                                    (6)             (7)           (8)        (1 to 8)

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF PERIOD                   $145,600      $     -        $   -        $51,162,852

NET INVESTMENT INCOME:
  Dividends                                          8,773         118,713       86,710       3,084,967
  Interest on investments                             -               -            -          1,871,896
  Interest on participant loans                        397           3,047        1,136          44,747
  Gain (loss) on sale of
    investments, net                                  -              2,329         (807)        360,013
      Total Investment Income                        9,170         124,089       87,039       5,361,623

UNREALIZED APPRECIATION
(DEPRECIATION) OF INVESTMENTS                         -             38,530      (25,875)      1,650,749

CONTRIBUTIONS
  Employees                                         37,171         227,937       95,660       3,048,430
  Employer                                          20,096         131,094       54,502       1,851,370
    Total Contributions                             57,267         359,031      150,162       4,899,800

PARTICIPANT WITHDRAWALS                             (8,375)        (23,610)     (22,255)     (3,339,194)

INTERFUND TRANSFERS, net                           117,617       1,424,833      501,734            -

NET INCREASE IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS                        175,679       1,922,873      690,805       8,572,978

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF PERIOD                         $321,279      $1,922,873     $690,805     $59,735,830








                 This exhibit is an integral part of the attached financial statements.

                                                                             SCHEDULE I



                                  TEXAS GAS THRIFT PLAN

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 AS OF DECEMBER 31, 1993


Identity
   of                                               Number of                Current
 Issuer                    Description                Shares       Cost       Value
                   FIXED INCOME FUND:
FIDELITY MANAGEMENT
  TRUST COMPANY    U.S. GOVERNMENT RESERVE FUND*    4,946,918  $ 4,946,918 $ 4,946,918

LIFE OF VIRGINIA   GUARANTEED INVESTMENT CONTRACT   2,115,743    2,115,743   2,115,743
OHIO NATIONAL LIFE GUARANTEED INVESTMENT CONTRACT   2,125,238    2,125,238   2,125,238
PROVIDENT NATIONAL GUARANTEED INVESTMENT CONTRACT   4,608,543    4,608,543   4,608,543
METROPOLITAN LIFE  GUARANTEED INVESTMENT CONTRACT   4,201,369    4,201,369   4,201,369
JOHN HANCOCK       GUARANTEED INVESTMENT CONTRACT   5,673,360    5,673,360   5,673,360
PRUDENTIAL         GUARANTEED INVESTMENT CONTRACT   1,173,548    1,173,548   1,173,548
                       TOTAL - FIXED INCOME FUND               $24,844,719 $24,844,719

FIDELITY           MAGELLAN EQUITY FUND*              223,725   14,080,811  15,850,917

FIDELITY           PURITAN STOCK AND BOND FUND*       590,301    8,377,468   9,297,236

FIDELITY           RETIREMENT GOVERNMENT MONEY
                     MARKET FUND*                     321,279      321,279     321,279

FIDELITY           FIDELITY CONTRAFUND*                62,350    1,884,342   1,922,873

FIDELITY           FIDELITY OTC FUND*                  28,617      716,680     690,805

TRANSCO ENERGY
  COMPANY          COMMON STOCK*                      420,543    9,414,833   5,940,169

                   LOANS RECEIVABLE FROM PARTICIPANTS, 7%          840,089     840,089

                      TOTAL ASSETS HELD FOR
                        INVESTMENT PURPOSES                    $60,480,221 $59,708,087






*  Party-in-interest investment.

                                                                                                           SCHEDULE II


                                                TEXAS GAS THRIFT PLAN

                                         SCHEDULE OF REPORTABLE TRANSACTIONS

                                                SERIES OF TRANSACTIONS

                                         FOR THE YEAR ENDED DECEMBER 31, 1993



Identity
   of                                                  Number of   Value of   Number    Cost of     Selling    Net Gain
 Issuer                    Description of Asset        Purchases  Purchases  of Sales    Sales      Price**     (Loss)

Fidelity Management
  Trust Company      U.S. Government Reserve Fund*         58   $13,054,094     44   $11,176,344  $11,176,344 $       -
Prudential           Guaranteed Investment Contract         6     3,178,962      4     2,100,000    2,100,000         -
Commonwealth Life    Guaranteed Investment Contract         -             -      1     5,432,500    5,432,500         -
Provident National   Guaranteed Investment Contract         -             -      1     4,241,747    4,241,747         -

Fidelity             Magellan Equity Fund*                101     3,428,567     68     1,970,293    2,200,816   230,523

Fidelity             Puritan Stock and Bond Fund*          84     2,813,067     45     1,188,410    1,338,914   150,504








 *  Party-in-interest transaction.
**  The selling price equals the current value of an asset on the applicable transaction date.

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, through the Texas Gas Thrift Plan Committee, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                   TEXAS GAS THRIFT PLAN

Date:  June 28, 1994                                 /s/ Kim R. Cocklin
                                               ______________________________
                                                       Kim R. Cocklin
                                                    Senior Vice President
                                                     and General Counsel